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EXHIBIT J-1


DRAFT NOTICE OF FILING FOR PUBLICATION IN THE FEDERAL REGISTER

SECURITIES AND EXCHANGE COMMISSION

[Release No. 35-_____]

Filings Under the Public Utility Holding Company Act of 1935, as amended ("Act" or "1935 Act")

[Date of Notice]

     Notice is hereby given that the following filing has been made with the Commission pursuant to provisions of the Act and Rules promulgated under the Act. All interested persons are referred to the application and declaration for complete statements of the proposed transactions summarized below. The application and declaration and any amendments are available for public inspection through the Commission's Branch of Public Reference.

     Interested persons wishing to comment or request a hearing on the application or declaration should submit their views in writing by [Date], 2000, to the Secretary, Securities and Exchange Commission, Washington, DC 20549-0609, and serve a copy on the relevant applicants and declarants at the addresses specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After [Date], 2000, the application and declaration, as filed or as amended, may be granted and/or permitted to become effective.

Powergen plc, et al. (70- _____)

     Powergen plc ("Powergen") and Powergen UK plc ("Powergen UK"), each a public limited company organized under the laws of England and Wales, and Powergen US Holdings Limited ("US Holdings"), each located at 53 New Broad Street, London EC2M 1SL, United Kingdom, have filed a
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joint declaration ("Declaration") under Sections 6(a), 7, and 12 of the Act, and
Rule 45 under the Act.

     By separate application-declaration under file number 70-9671, Powergen proposes to acquire LG&E Energy Corp., a Kentucky public-utility holding company, pursuant to which all of the companies comprising the LG&E Energy Group will become indirect subsidiaries of Powergen ("the Merger"). Following consummation of the Merger, Powergen and each of the Intermediate Companies propose to register with the Securities and Exchange Commission (the "Commission") as holding companies under Section 5 of the Act. The LG&E Energy Group will become part of Powergen's registered system.

     Powergen presently intends to finance the acquisition of LG&E Energy principally from borrowings under a fully committed bank facility that Powergen and US Holdings established on February 27, 2000, initially underwritten by five internationally recognized banks and later syndicated among a wider group of internationally recognized banks (the "Credit Facility"). The Credit Facility provides for up to $4.0 billion in borrowings by Powergen, US Holdings and other wholly-owned subsidiaries of US Holdings as approved in writing by the banks, and guaranteed by Powergen or US Holdings./1/ The Credit Facility, which is filed as Exhibit B-3 to file number 70-9671, has a final maturity of 5 years from the date of signing. Each of the banks is a sophisticated commercial lender and the Credit Facility was negotiated at arm's length. The Credit Facility was established both to fund the acquisition and, if necessary, to provide funding and accommodate working capital needs of the Intermediate Companies and the LG&E Energy Group.

     Borrowings under the Credit Facility could be reduced by, among other things, application of available cash or the proceeds of assets sales by Powergen UK and its subsidiaries, or by the issuance of debt securities or other instruments by Powergen or its subsidiaries prior to, at or after the Merger.

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/1/ Although the Credit Facility permits other borrowers, Declarants intend for
US Holdings to be the only borrower under the Credit Facility, with a guarantee from Powergen.

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     Powergen has announced an intention to explore the sale of certain of its
UK generating assets and other assets located outside the UK and US. The relevant net proceeds from the sales of these assets may be used to repay acquisition indebtedness./2/ The Credit Facility (Clause 7.5) generally requires that at least 50% of these proceeds in excess of $100 million be applied to repay amounts owing under the Credit Facility.

     Powergen UK proposes to make available to US Holdings the relevant sales proceeds of asset disposals and other excess capital at Powergen UK through one or more intercompany loan(s) ("Loan" or "Loans") to US Holdings. US Holdings will use the Loan proceeds to repay amounts owing under the Credit Facility ("Acquisition Debt"), or (to the extent permitted by the Credit Facility) to provide capital to the LG&E Energy Group for capital expenditures and other working capital purposes. The use of the Loans from Powergen UK to US Holdings is the most efficient, and fastest, way to move excess funds from Powergen UK to US Holdings. For example, U.K. companies may pay dividends only out of "distributable reserves" (roughly comparable to retained earnings of a U.S. company) and the payment of dividends from Powergen UK to Powergen in the amounts likely to be generated by the announced plan of asset disposals likely would deplete all or substantially all of Powergen UK's distributable reserves, making it difficult for it to pay dividends to Powergen in the future. Dividend payments in excess of distributable reserves violate U.K. law.

     The Loans from Powergen UK to US Holdings will be either interest free (where the funds are the sales proceeds of asset disposals) or at an interest rate not greater than Powergen UK's cost of capital (where the funds originate from loans to Powergen UK from third parties)./3/ Unless otherwise stated in this Declaration, any Loan or Loans would have the

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/2/ Upon application of the proceeds to be used to repay acquisition debt at US
Holdings, it is expected that this will cause the common stock equity position of the Powergen System to equal or exceed 30% of total capitalization at December 31, 2001.

/3/ As of October 10, 2000, Powergen UK's long term cost of borrowing is 8.43%. The cost of capital to US Holdings will be the lesser of Powergen UK's cost of capital or the competitive market rate for comparable securities at the time the loan is made.

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designation, aggregate principal amount, interest rate(s) or method of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions sinking fund terms, put terms and other terms and conditions as are deemed appropriate at the time of issuance. In addition, the Loans will be long-term (i.e., the maturity of the Loans will not exceed 50 years) and will have no amortization obligations. As a consequence, the financial position of US Holdings will be improved due to the reduced level of external borrowings and interest obligations. The capital structure and financial strength of the LG&E Energy Group companies will not be adversely affected in any way by the Loans.

     The only change to the accounts of US Holdings as a result of the proposed Loans will be the recording on the books of US Holdings of a "Loan from Powergen UK (interco)" in the amount of any Loans from Powergen UK and the corresponding reduction in both the external debt of US Holdings and in ongoing interest payments. The intercompany Loans will be cancelled in consolidation of the accounts of Powergen, and the net effect in the financial statements of Powergen will be a reduction in indebtedness at Powergen equal to the amounts repaid to third parties. There would be no accounting effect from these entries on the accounts of any other company in the Powergen registered holding company system.

     Powergen UK may make a Loan or Loans from time to time at any time from the date of the Commission order authorizing this Declaration to February 28, 2004./4/ The total aggregate amount of the Loans will not exceed $4 billion. To the extent that the funds from the Loans are used to pay down the Acquisition Debt, the amount of these funds will not count towards the external long-term debt financing limitation as set forth in the Commission order issuing under file number 70-9671 ("Long-Term Debt Limit")./5/ If Loan

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/4/ This date, February 24, 2004, correlates directly to the Authorization
Period as requested in the Form U-1, as amended, under file number 70-9671, which filing requests Commission authorization for, among other things, certain financing transactions by and among the Powergen System companies.

/5/ The Form U-1, as amended, under file number 70-9671, proposes that Powergen and US Holdings issue long-term debt

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proceeds are not used to pay down the Acquisition Debt, the amount of these proceeds will count towards the Long-Term Debt Limit.

     For the Commission, by the Division of Investment Management, under delegated authority.



Jonathan G. Katz
Secretary


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through February 24, 2004 in an aggregate amount not to exceed $6 billion.

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